UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IMMUDYNE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45252N109

(CUSIP Number)

1460 Broadway

New York, NY 10036

(866) 351-5907

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10/16/17

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS JUSTIN SCHREIBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐H
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,120,329 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,120,329 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,120,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐H
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.15%(2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of 2,936,193 shares held of record and presently-exercisable warrants to purchase 809,136 shares of Immudyne, Inc.’s (the “Issuer’s”) common stock, par value $0.01 per share (“Common Stock”) held by JOJ Holdings, LLC and 3,375,000 shares of Common Stock held of record by JLS Ventures, LLC. Mr. Schreiber has sole voting and dispositive power over all shares and warrants held of record by JOJ Holdings, LLC and JLS Ventures, LLC.

(2) Percentage of class based on 43,257,342 total outstanding shares of common stock of the Issuer as of May 15, 2018.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Immudyne, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1460 Broadway, New York, NY 10036.

Item 2. Identity and Background.

(a) This statement is filed by Mr. Justin Schreiber, (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 53 Calle Las Palmeras, Suite 802, San Juan, Puerto Rico 00901

(c) The Reporting Person’s present principal occupation is serving as a President, Chief Executive Officer and Director of the Issuer of which its address is 1460 Broadway, New York, NY 10036. The Reporting Person also devotes a significant amount of time to the management of JLS Ventures, a public venture capital business that invests in and advises small cap issuers.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America and a Resident of Puerto Rico.

Item 3. Source and Amount of Funds or Other Consideration.

On October 16, 2017, the Reporting Person beneficially owned the following shares: (i) 1,805,272 shares of Common Stock by JOJ Holdings LLC; (ii) 1,375,000 shares of Common Stock owned by JLS Ventures, LLC; (iii) warrants to purchase 217,391 shares of Common Stock with an exercise price of $0.40 per share owned by JOJ Holdings, LLC which expire on November 1, 2018; and (iv) warrants to purchase 591,745 shares of Common Stock with an exercise price of $0.40 per share owned by JOJ Holdings, LLC which expire on January 1, 2019.

On October 19, 2017, JOJ Holdings, LLC purchased on the open market 25,000 shares of Common Stock at a price per share $0.4198 per share.

On October 26, 2017, JOJ Holdings, LLC purchased on the open market 2,700 shares of Common Stock at a price per share of $0.4145 per share.

On November 3, 2017, JOJ Holdings, LLC converted capital contributions previously made to Immudyne PR, LLC, a subsidiary of the Issuer, pursuant to a subscription agreement in the amount of $31,215.94 at a price of $0.23 per share into 135,721 shares of Common Stock. Pursuant to this subscription agreement, JOJ Holdings, LLC acquired warrants to purchase 67,861 shares of Common Stock in for $0.40.

On December 4, 2017, JOJ Holdings, LLC purchased on the open market 24,867 shares of Common Stock at a price per share of $0.39.

On December 5, 2017, JOJ Holdings, LLC purchased on the open market 25,133 shares of Common Stock at a price per share of $0.39.

On February 8, 2018, JOJ Holdings, LLC purchased from the Issuer’s former Chief Executive Officer in a private transaction 600,000 shares of Common Stock at a price per share of $0.23.

On March 27, 2018, JOJ Holdings, LLC acquired 212,500 shares of Common Stock for services rendered to the Issuer.

On May 22, 2018, JOJ Holdings, LLC purchased on the open market 2,400 shares of Common Stock at a price per share of $0.2338.

On May 22, 2018, JOJ Holdings, LLC purchased on the open market 22,600 shares of Common Stock at a price per share of $0.235.

On May 23, 2018, JOJ Holdings, LLC purchased on the open market 80,000 shares of Common Stock at a price per share of $0.22.

On May 24, 2018, JLS Ventures, LLC was issued 1,000,000 shares of Common Stock pursuant to an advisory agreement by and between JLS Ventures, LLC and the Issuer.

Item 4. Purpose of Transaction.

The Reporting Person has no plans which would relate to or result in:

a.  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.  Any material change in the present capitalization or dividend policy of the Issuer;

f.  Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g.  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

j.  Any action similar to any of those enumerated above.

Provided that, the Reporting Person reserves the right to take any action enumerated above in the best interests of the Issuer in his role as a member of the board of directors and an officer of the Issuer.

Item 5. Interest in Securities of the Issuer.

a. The Reporting Person beneficially owns 7,120,329 shares of the Issuer’s Common Stock.  This amounts to approximately 16.15% of the outstanding shares of common stock as of May 15, 2018.

b.  Except as disclosed above, the Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

c.  Except as disclosed above, the Reporting Person did not engage in any transactions in shares of the Issuer’s Common Stock during the past 60 days.

d.  Not Applicable.

e.  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Reporting Person and/or any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2018
/s/ Justin Schreiber
Justin Schreiber